
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 31, 2008

<u>**Via U.S. Mail and Fax**</u>

Mr. Daniel Mingdong WU, Chief Financial Officer
Focus Media Holding Limited
28-30/F, Zao Feng World Trading Building
369 Jiangsu Road
Shanghai, China 200050

   **RE: Focus Medial Holding Limited
     Form 20-F for the fiscal year ended December 31, 2007
     Filed May 6, 2008
     File No. 0-51387**

Dear Mr. Wu:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

<u>Certifications, Exhibits 12.1 and 12.2</u>

   We note that you included management's annual report on internal control over financial reporting in Item 15 of the Form 20-F. Please revise the certifications filed by your Chief Executive Officer and Chief Financial Officer to include the introductory language of paragraph 4 and the language of paragraph 4(b) as required by the instructions to the exhibits in Item 19 of Form 20-F.

* * * * *

As appropriate, please amend your filing and respond to the above comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.   Please understand that we may have additional comments after reviewing your amendment and response to the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have any questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director